Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

AFRICA NEEDS LONG TERM PARTNERSHIP WITH MINING SECTOR TO GROW

Cape Town, South Africa, Tuesday 10 February 2015 – Africa’s continued emergence as major economic region depends on a renewed commitment to collaboration between mining companies and the countries which host them, Randgold Resources chief executive Mark Bristow said here today.

Speaking at the annual Mining Indaba, Bristow said the recent boom in commodity prices had spurred economic development on the continent and its 7.7% annual growth forecast for the next five years was double that of the world’s advanced economies and well ahead of China, Russia and Brazil. It was poised to become a key global growth driver but still presented significant obstacles to investment, notably its infrastructure and skills limitations.

“Mining can play a major part in Africa’s realising its potential but our potential to contribute fully to the continent’s continuing transformation is handicapped by an irresponsible short-term culture which is an unfortunate legacy of the boom years. The harsh truth of the matter is that the mining sector has inflicted debt, impairments and write-downs on itself without making provision for its own long-term future, and is in a sorry state. In fact, even at current prices – and this applies to gold in particular – the industry is not viable without a major reinvention. Yet even now, almost all Africa’s mining countries are revising their mining codes and regulations to increase their share of the miners’ revenues. To put it bluntly, they are demanding more money from an industry that is basically insolvent,” Bristow said.

“There is only one way to secure mining’s future as a creator of real and lasting value for Africa and its people, and that is for the industry and its host governments to renew and strengthen their commitment to a mutually profitable partnership. That partnership should not be focused on the next quarter or the next term of office, but on the long term development of sustainable industries capable of rewarding all their stakeholders.”

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 771 1338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the ‘SEC’). Although

Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this report, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.